Exhibit 4.7

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Student Transportation Inc.

160 Saunders Road, Unit 6

Barrie, Ontario

L4N 9A4

Item 2	Date of Material Change

July 27, 2016

Item 3	News Release

Attached as Schedule “A” is a copy of the press release relating to the material change, which was disseminated on July 27, 2016 through Marketwired and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On July 27, 2016, Student Transportation Inc. (the “Issuer”) announced that it had entered into an agreement to sell to a syndicate of underwriters led by National Bank Financial Inc. on a bought deal basis C$85.0 million aggregate principal amount of convertible unsecured subordinated debentures due September 30, 2021 (the “Debentures”). The Debentures will bear interest at a rate of 5.25% per annum payable semi-annually, and will be convertible at the option of the holder into common shares of the Company at a conversion rate of 106.9519 common shares per C$1,000 principal amount of Debentures, which is equal to a conversion price of C$9.35 per common share. Closing is expected on or about August 16, 2016 and is subject to regulatory approvals.

Item 5	Full Description of Material Change

For a full description of the material change, please see Schedule “A” attached hereto.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The following executive officer of the Issuer is knowledgeable about the material change and this report:

Denis J. Gallagher

Chief Executive Officer

(732) 280-4200

Item 9	Date of Report

August 3, 2016.

Schedule “A”

FOR IMMEDIATE RELEASE

Not for distribution to U.S. news wire services or dissemination in the United States.

STUDENT TRANSPORTATION INC. ANNOUNCES C$85 MILLION BOUGHT DEAL

OFFERING OF CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

Proceeds to be used to redeem higher rate debentures maturing June 30, 2018

July 27, 2016

Barrie (Ontario) – Student Transportation Inc. (“STI” or the “Company”) (TSX: STB and NASDAQ:STB) is pleased to announce that it has entered into an agreement, on a bought deal basis, to sell C$85,000,000 aggregate principal amount of 5.25% convertible unsecured subordinated debentures due September 30, 2021 (the “Debentures” or the “Offering”). The transaction is being underwritten by a syndicate led by National Bank Financial Inc. STI intends to use the net proceeds of the offering to fund the redemption of the Company’s 6.25% US convertible unsecured subordinated debentures (STB:DB.U) maturing on June 30, 2018, and for general corporate purposes. The transaction will have minimal impact on the Company’s total net debt.

The Debentures will be convertible at the holder’s option into common shares of the Company at a conversion price of C$9.35 per common share. The Debentures will not be redeemable prior to September 30, 2019. On or after September 30, 2019 and prior to September 30, 2020, the Debentures may be redeemed in whole or in part at the option of the Company on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount thereof plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days preceding the date on which the notice of redemption is given is not less than 125% of the Conversion Price. On or after September 30, 2020 and prior to Maturity, the Debentures may be redeemed in whole or in part at the option of the Company on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest.

In connection with the Offering, STI will file a preliminary short-form prospectus in all provinces of Canada. Closing of the Offering is expected to be completed on or about August 16, 2016 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT STUDENT TRANSPORTATION INC.

Founded in 1997, Student Transportation Inc. (STI) is North America’s largest and most trusted provider of school bus transportation solutions, operating more than 13,500 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Company Contact:

Doug Coupe

Director of Communications & Investor Relations

Tel: (843) 884-2720

dcoupe@ridesSTA.com

Notice on Forward Looking Statements:

Certain statements contained herein constitute “forward-looking statements”, including statements pertaining to closing of the Offering and the anticipated timing thereof and the anticipated use of proceeds of the Offering. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure or delay in satisfying any of the conditions to the completion of the Offering. In addition, there may be circumstances that are not known to the Company at this time where the use of the net proceeds of the Offering for purposes other than those currently intended is advisable or in the best interests of the Company. Additional information on these and other factors that could affect Student Transportations’ operations, financial results or dividend payments are included in Student Transportations’ annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, the SEC’s EDGAR website at www.sec.gov, or through the Company’s website at www.ridestbus.com. STI assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason, other than as required by applicable securities laws. In the event STI does update any forward-looking statement, no inference should be made that it will make additional updates with respect to that statement, related matters, or any other forward-looking statement.